UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.3)*

                         SHELBOURNE PROPERTIES III, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    82137E103
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                General Counsel,
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 2, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1.           Security and Issuer

     This Amendment No. 3 to Schedule 13D, which was filed with the Securities and Exchange Commission (the "SEC") on August 1, 2002, relates to the common stock, $.01 par value (the "Shares"), of Shelbourne Properties III, Inc., a
Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is c/o First Winthrop Corporation, 7 Bulfinch Place, Suite 500, Boston, MA 02114.


Item 4.           Purpose of Transaction

         Item 4 is amended to add the following:

     On August 2, 2002, Carl C. Icahn delivered a letter to the board of directors of the Issuer, which letter is attached hereto as Exhibit 1 and incorporated herein in its entirety. The Registrants are aware of the press release by HX Investors, L.P. describing agreements reached by HX Investors, L.P. and the Issuer. In light of the press release, the Registrants will not proceed with the tender offer and other transactions set forth in the letter.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

     Except as described herein, none of the Registrants has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.           Material to be Filed as Exhibits

1.       Letter to the board of directors of the Issuer dated August 2, 2002

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2002


LONGACRE CORP.


By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: President




/s/ Carl C. Icahn
Carl C. Icahn


               [Signature Page of Amendment No. 3 to Schedule 13D
                with respect to Shelbourne Properties III, Inc.]

                                                                     Exhibit 1


                                  CARL C. ICAHN
                                767 FIFTH AVENUE
                                   SUITE 4700
                            NEW YORK, NEW YORK 10153


                                                                  August 2, 2002


The Boards of Directors of
Shelbourne Properties I, Inc.
Shelbourne Properties II, Inc.
Shelbourne Properties III, Inc.
527 Madison Avenue - 16th Floor
New York, New York 10022

Gentlemen:

     We have been engaged in discussions contemplating that my affiliated companies ("Purchaser"), enter into agreements with Shelbourne Properties I, Inc., Shelbourne Properties II, Inc., and Shelbourne Properties III, Inc. (collectively, the "Companies"), with respect to tender offers for shares of the Companies and the liquidation of their assets.

     You are hereby advised that we are prepared to complete the transaction as we have proposed it to you at the purchase price for shares of the Companies as set forth below:

                     Icahn
                     Purchase Price             Number of Shares

    HXD              $63.15                     251,785
    HXE              $73.85                     268,444
    HXF              $58.30                     236,631

     We would also agree to add to the Stock Purchase Agreements the following undertakings and covenants which you designated as significant:

     1. The Equity Amount for each Company in the calculation of "Net Proceeds" will be modified to equal the greater of (i) the current Equity Amount as set forth in the Plan of Liquidation or (ii) the revised tender offer price in the final Ashner offer multiplied by the current outstanding number of shares in such Company.

     2. Purchaser will agree not to acquire or have one of its affiliates acquire any property of the Companies or support a sale of any property of a Company to Northstar Capital Investment Company or its affiliates.


     3. Purchaser's non-independent nominees to the Board of Directors of the Companies will, subject to their fiduciary duties and existing obligations of the Companies, support and recommend the implementation of the following distribution policy for the Companies:

         a. The Companies will make quarterly distributions of all operating cash flow in excess of budgeted capital expenditures, anticipated corporate expenses and a reserve of 2% of the current appraised value of the applicable properties.

         b. 80% of each Company's current excess net cash will be used to retire existing debt and/or make a distribution to stockholders on or before 90 days following the election of nominees of Purchaser as directors of such Company.

4. The Plans of Liquidation to be submitted for stockholder approval will be drafted to provide that:

         a. All excess refinancing proceeds, if any, will be distributed within the earlier of 30 days following the quarter in which such refinancing occurs or 90 days following the refinancing.

         b. All net property sale proceeds, if any, will be distributed within the earlier of 30 days following the quarter in which such refinancing occurs or 90 days following the refinancing.

     5. The Plans of Liquidation to be submitted for stockholder approval will be drafted to provide that, unless otherwise approved by stockholders not affiliated with Purchaser and so long as a majority of the Boards of Directors consist of members nominated by Purchaser, or by persons nominated by such nominees, the failure to observe the distribution policy set forth in Paragraph 4 above shall result in each of the following:

         a. Permanent elimination of the Incentive Payment.

         b. Elimination of any service fees payable to affiliates of Purchaser by the Companies during the period in which the distribution was delayed.

         c. Elimination of any fees payable to directors (other than those of objecting directors) of the Companies during the period in which the distribution was delayed.

     6. If prior to any date set forth below, stockholders shall not have received aggregate distributions equal on a per share basis to:

                                       By 12/31/04    By 12/31/05    By 12/31/06
Shelbourne Properties I, Inc.          $16.00         $32.00         $48.00
Shelbourne Properties II, Inc.         $18.66         $37.33         $56.00
Shelbourne Properties III, Inc.        $14.66         $29.33         $44.00

then Purchaser will vote its shares at the next annual meeting of stockholders following the first such failure for the applicable Company(ies) in proportion to the stockholders not affiliated with Purchaser on all matters properly brought before the meeting and the applicable Company(ies) will endeavor to cause such meeting to be held not later than May 30, 2005; May 30, 2006 and May 30, 2007, as applicable.

     7. If any of the Plans of Liquidation are not approved after being subject to stockholder vote, subject to their fiduciary duty, the nominees of Purchaser will use commercially reasonable efforts to market and sell the property located at 568 Broadway, New York, New York and to distribute the proceeds therefrom within the earlier of 30 days following the quarter in which such sale occurs or 90 days following the sale.

     8. As a part of the Stock Purchase Agreement, I would agree that upon payment of the break-up fee (up to the existing $1.5 million obligation) to the Ashner group, I will reimburse the Companies for such amounts when paid.

     If there are additional matters that should be addressed, or additional matters raised in the bid by the Ashner group, please contact us so that we may respond promptly.

                                                     Very truly yours,


                                                     /s/ Carl C. Icahn
                                                     Carl C. Icahn